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February 28, 2005

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PROGRESS IN TURNAROUND DESPITE TOUGH BACKGROUND CONDITIONS

Specialisation offensive produces 10.9 % traffic growth/EBIT improved/ Unit costs and net gearing reduced/Productivity and equity ratio increased

Result of the Austrian Airlines Group for the financial year 2004

A dedicated strategy of specialisation in services to Central and Eastern Europe (the 'Focus East' programme) and to the Asia/Pacific region, coupled with the respective global marketing offensives, produced an increase in passenger volume of 10.9 % in 2004 and a rise in the passenger load factor on scheduled services to 72.2 %. By consistently focusing attention on cost savings measures including a further reduction in unit costs of 6.6 %, the company succeeded in achieving an adjusted EBIT in line with its - due to the enormous increase in kerosene prices and the overcapacity that dogged the European aviation sector in the final quarter of last year - revised forecast of November 2004.

Compared to the previous year, the adjusted EBIT increased slightly, from EUR 4.2m to EUR 10.5m. The EBIT improved by EUR 16.1m to reach EUR 79.4m. Profit before tax totalled EUR 53.4m, up from EUR 25.7m the previous year (adjusted figure EUR – 20.8m, following EUR –22.4m the preceding year).

Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, issued the following statement on the balance sheet for 2004: 'Although the fuel surcharges we gradually introduced from May 2004 onwards did cover the high additional costs to an extent, they were insufficient to compensate fully for those price hikes. We were successful in driving forward our expansion in the market until the 4th quarter of 2004, when I regret to say our progress slowed considerably due to increased overcapacity in the European market. In an effort to counteract this trend, we brought forward a necessary seasonal adjustment of production starting in November 2004. For 2005 we are planning a balanced overall growth of 5 % of available seat kilometers (ASK).

Our strategy of specialisation will continue to move forward, of course, and will not lose any significant momentum in the future, even if operating conditions remain as difficult as they have been in recent months. We will maintain our traffic system in an offensively oriented East-West balance and continue to increase our long-haul services into Asia to make best use of market opportunities. The restructuring of the Austrian Airlines Group is now approaching its third and final leg, which is well known in the industry as being the most problematic. With the commitment and spirit of our workforce, however, I am confident about the challenges ahead.'

Pressure on result due to kerosene price and overcapacity at year-end

Thanks to the generally positive economic trend and successful growth offensive, the Austrian Airlines Group reported an increase in its result from operating activities (EBIT) for 2004 to EUR 79.4m, significantly above the figure for the previous year of EUR 63.3m.

This positive trend was boosted in part by one-off special items such as exchange rate gains and appreciations in accordance with IAS 36 (Impairment).

By contrast, the EBIT adjusted to account for special items rose only slightly, from EUR 4.2m to EUR 10.5m. The main negative factor in this area was the huge rise in the cost of fuel - despite the introduction of fuel surcharges in May 2004 - and the significant reduction in demand in the fourth quarter. Against this background, the yield situation worsened towards the end of the year, forcing the Group to revise its forecast for the EBIT adjusted to account for special items downwards in November 2004. At the same time, effective countermeasures were immediately put in place in the shape of a further increase in fuel surcharges and a seasonal cutback in production of 3 %, which has since risen to around 5 %.

Increases in revenue and operating revenue

The Austrian Airlines Group reported strong increases in flight revenue in 2004 - these rose by 9.5 % to EUR 2,087.0m - and operating revenue, which increased by 5.4 % to reach EUR 2,363.5m (2003 figure: EUR 2,242.7m). Other revenue also improved slightly, rising from EUR 133.7m to EUR 137.7m. Other operating income and changes in inventories in the financial year 2004 totalled EUR 138.8m (2003 figure: EUR 202.6m), as income from foreign currency valuations at the reporting date in 2004 were lower.

Expenses increased due to high fuel costs

The development of expenses reflects the Austrian Airlines Group's successful implementation of a policy of strict cost management since 2001. As a result, despite an expansion of production (ASK) of 17.8 %, operating expenses rose by just 4.8 % to a level of EUR 2,284.1m. By contrast, the huge increase in fuel expenditure had strongly negative effects; these costs increased dramatically in the reporting period, by EUR 94.9m or 44.2 % to EUR 309.8m.

Cash flow from operating activities and a restrictive investment policy

The Austrian Airlines Group once again generated good cash flow from operating activities, with the figure for the financial year 2004 of EUR 148.2m. However, due primarily to the optimisation of working capital carried out in 2003, this figure was below that for the previous year (EUR 345.2m). Despite its clear strategy of expansion, the Austrian Airlines Group continues to pursue a restrictive programme of investment. With the exception of the Group's astute acquisition of nine used Fokker 100, the only aircraft incorporated into the fleet in 2004 were those whose delivery had already been fixed on the basis of long-standing orders. These consisted of three Airbus A 319 and one Canadair Regional Jet. As a result, investments in tangible and intangible assets increased to EUR 205.7m in the financial year 2004, while cash flow from investing activities totalled EUR -128.4m (2003 figure: EUR -118.3m).

Further reduction in unit costs/productivity rises once again

Despite the high cost of fuel, the Austrian Airlines Group also succeeded in cutting its unit costs further in 2004 (total adjusted operating expenses in relation to ASK/available seat kilometers). This was achieved by means of targeted cost reduction measures, and brought costs down by 6.6 % to 7.89 EUR cents/ASK. At the same time, productivity (measured in ATK - available ton kilometers per employee) increased by 10.5 %. This means the Austrian Airlines Group has again proven its ability to continually improve levels of operating performance.

Net gearing reduced further/improvement in equity ratio

The Austrian Airlines Group set in train a number of successful measures designed to improve the balance sheet structure in the report period. There was a continued focus on the steady reduction in liabilities. Overall, the level of net debt at the Group was cut in the past financial year from EUR 1,311.9m to EUR 1,244.5m, with the net gearing ratio (net debt in relation to shareholders' equity) improving to 197.3 % as a result (2003 figure: 217.0 %). This is the first time this figure has dipped below 200 %.

The Group also managed to improve its equity ratio in the report period. On the balance sheet date, this stood at 18.2 % (figure as at 31.12.2003: 17.0 %). By converting its foreign currency liabilities into EUR liabilities, moreover, the Group reduced its exposure to currency-related risk. Total interest bearing liabilities were reduced by EUR 119.3m to EUR 1,816.7m.

Chief Financial Officer Thomas Kleibl summarised the financial year 2004 as follows: 'In 2004, we didn't merely keep key financial parameters such as the reduction of unit costs, the reduction of debt and gearing and the increase of the equity ratio and productivity per employee on course; in fact, we succeeded in improving all these figures. The final withdrawal from service of two complete fleets – the Boeing 737 Classic Type series and the MD-80 fleet – will create a sound basis for a further reduction in complexity costs in future. Due to the continuing volatile market factors, especially that of the kerosene price, it is impossible at this point to provide an exact forecast for the year. However, we shall be striving to achieve an improvement in the adjusted EBIT compared to 2004.'

Annual Result 2004 in detail

Key Figures	Unit	2004	2003	+ / -	+/- %
Operating revenue	EURm	2,363.5	2,242.7	120.8	5.4
Operating expenses	EURm	-2,284.1	-2,179.4	-104.7	-4.8
Revenue	EURm	2,224.7	2,040.1	184.6	9.0
EBITDAR	EURm	319.6	420.8	-101.2	-24.1
EBITDAR adjusted [1]	EURm	298.4	298.0	0.4	0.1
EBIT	EURm	79.4	63.3	16.1	25.4
EBIT adjusted [2]	EURm	10.5	4.2	6.3	-
Profit before tax	EURm	53.4	25.7	27.7	-
Profit before tax adjusted [2]	EURm	-20.8	-22.4	1.6	-
Profit after tax	EURm	40.9	46.0	-5.1	-11.1
Profit after tax adjusted [3]	EURm	-32.4	-2.1	-30.3	-
Cash flows from operating activities	EURm	148.2	345.2	-197.0	-57.1
Net profit for the year	EURm	40.2	45.8	-5.6	-12.2
Financial result	EURm	-26.0	-37.6	11.6	30.9
Interest-bearing liabilities	EURm	1,816.7	1,936.0	-119.3	-6.2
Net gearing	%	197.3	217.0	-	-
Equity ratio	%	18.2	17.0	-	-
Passengers carried (scheduled and charter services)	Passengers	9,404,947	8,479,417	925,530	10.9
Passenger load factor (scheduled)	%	72.2	71.3	-	0.9 P
Cargo	Tons	144,883	125,291	19,592	15.6

1 Adjusted to account for profit/loss on the disposal of assets, other transfer costs of aircraft and foreign currency valuations at the reporting date.

2 Adjusted to account for profit/loss on the disposal of assets, other transfer costs of aircraft and foreign currency valuations at the reporting date and revaluation of aircraft.

3 Adjusted to account for profit/loss on the disposal of assets, other transfer costs of aircraft, foreign currency valuations at the reporting date, revaluation of aircraft and the effect of changes in corporation tax.

Long-term improvement in traffic statistics

Scheduled services

The successful implementation of its strategy of expansion brought the Austrian Airlines Group additional market breadth in the financial year 2004. In accordance with this positive trend, the Group was able to significantly increase its traffic performance. Overall, the number of passengers carried increased by 10.9 % to 9,404,947 around 83 % of whom travelled on scheduled services. Available seat kilometers (ASK) rose by 19.1 %, while revenue passenger kilometers (RPK) increased by 20.5 % due to the disproportionately strong rise in demand in relation to availability. As a result, the passenger load factor rose by 0.9 percentage points to an average for the year of 72.2 %. The policy of offensive expansion pursued by the Austrian Airlines Group produced an increase in passenger volume on scheduled services of 10.9 % to 7,823,832 people. Overall, the Austrian Airlines Group succeeded in increasing its revenue in the scheduled segment in 2004 by 10.6 % to EUR 1,851.6m (2003 figure: EUR 1,674.7m). Despite the reduction in demand in the fourth quarter and the high fuel costs, the EBIT for the scheduled segment over 2004 as a whole rose from EUR 52.4m in 2003 to EUR 66.9m in 2004.

Charter and holiday flight services

In the charter segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the Lauda Air brand. Just as in the scheduled segment, aircraft capacity belonging to both production companies of the Austrian Airlines Group is used in the charter segment. In light of the rising demand, the Austrian Airlines Group expanded its charter availability slightly compared to the previous year, with available seat kilometers (ASK) rising by 11.9 % to 4,939 million. This increased production was marketed successfully, with the number of passengers carried rising by 10.7 % to 1,581,115. Overall, the Austrian Airlines Group transferred production from the charter segment towards scheduled services in the financial year 2004; since the beginning of the summer schedule 2004, for instance, routes to Canada have been allocated to the scheduled segment. Despite this trend, revenue from the charter segment increased by 1.6 % to EUR 235.4m. EBIT in the segment rose from EUR 5.5m to EUR 7.0m.

Chief Commercial Officer Dr. Josef E. Burger made the following statement concerning marketing, sales and product: 'Within the framework of the Focus East programme, we have been able to achieve in 2004 a passenger growth of 23.5 % in the strategically important traffic segment in Central and Eastern Europe, have strengthened our market position and gained further market share. At the same time, we have developed our competence in Asia by incorporating new routes such as Shanghai into our network and increasing the density of existing frequencies to Australia, Beijing, Delhi and Bangkok. These geographical expansion programmes have been accompanied by numerous marketing innovations. The 'silverticket – upgrade to business' concept was introduced with an eye to increasing our share of the business travel market in Europe. Our 'redticket – return flight inclusive' offer is gaining popularity with more than 260,000 bookings so far and was complemented by the web booking tool 'bestprice.click'.'

Sharp increase in cargo transportation

Working on the basis of strong economic activity in the cargo segment and dedicated sales activities, the Austrian Airlines Group increased its cargo business by 15.6 % in 2004 to a figure of 144,883 tons. Overall, the cargo revenue (including mail) of the Austrian Airlines Group in the reporting period rose by 17.2 % to EUR 143.1m.

Fleet harmonisation and punctuality offensive continued

Although the broad-based programme of fleet harmonisation introduced in 2001 was largely completed during the past financial year, primarily in the segment of short-haul and medium-haul aircraft, the Austrian Airlines Group will continue in future to gradually reduce the historically grown diversity of aircraft types in its fleet. For 2005, within the framework of the Group's fundamentally restrictive investment policy, two Bombardier Q 400 aircraft, two Boeing B 737-800, three Airbus A 319 and six used Fokker 100 will be delivered.

The removal from service of two MD-83 aircraft in the middle of this year will signal the final decommissioning of the MD-80 fleet. The total investment volume for purchases of aircraft in 2005 will be approximately EUR 175m. This will be financed by means of long-term bank loans. A total of 16 aircraft with a value of around EUR 300m are due to be delivered in 2005 – 2006, while no other fixed orders have been placed for the subsequent period.

Dr. Walter Bock, Chief Operating Officer, commented as follows on the punctuality offensive: 'Our Group-wide initiative, the 'Climb 99+' programme, was designed to improve flight reliability and punctuality, and has done just that. By optimising our processes and improving cooperation with external partners in the 2004/05 winter season, the programme has produced some notable improvements. As a network carrier focusing on transfer traffic, however, we must cooperate to an even greater extent with Vienna Airport and Austro Control in future if we are to return our levels of flight reliability to the European premier league.'

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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